FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

1 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 1 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
1 July 2019	953,200	2,637.00	2,596.50	2,618.26	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/941738/01072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

2 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 2 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
2 July 2019	1,242,977	2,620.50	2,592.00	2,606.20	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/942244/02072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

3 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 3 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
3 July 2019	1,260,621	2,595.00	2,573.50	2,582.91	LSE
3 July 2019	150,204	2,577.00	2,573.00	2,576.50	BATS (BXE)
3 July 2019	223,730	2,575.00	2,574.00	2,574.69	Chi-X (CXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/942919/03072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

4 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 4 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
4 July 2019	901,964	2,601.00	2,570.50	2,592.64	LSE
4 July 2019	2,135	2,572.50	2,570.50	2,571.39	BATS (BXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/943063/04072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

5 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 5 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
5 July 2019	1,320,417	2,598.00	2,576.50	2,585.62	LSE
5 July 2019	3,485	2,576.50	2,576.50	2,576.50	Chi-X (CXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/943394/05072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

8 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 8 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
8 July 2019	1,349,917	2,591.50	2,573.50	2,580.41	LSE
8 July 2019	79,486	2,574.00	2,573.50	2,573.99	BATS (BXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/943928/08072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

9 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 9 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
9 July 2019	1,017,614	2,595.50	2,576.50	2,587.26	LSE
9 July 2019	4,691	2,577.00	2,577.00	2,577.00	BATS (BXE)
9 July 2019	73,504	2,580.00	2,578.00	2,579.77	Chi-X (CXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/944683/09072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

10 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 10 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
10 July 2019	1,187,368	2,612.00	2,593.50	2,602.89	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/945397/10072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

11 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 11 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 July 2019	1,254,113	2,626.00	2,598.00	2,614.27	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/945999/11072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

12 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 12 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 July 2019	1,253,937	2,615.50	2,589.00	2,603.19	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/946424/12072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

15 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 15 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 July 2019	1,259,788	2,599.00	2,575.50	2,591.30	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/947151/15072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

16 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 16 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
16 July 2019	998,644	2,595.50	2,578.00	2,584.66	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/947813/16072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

17 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 17 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 July 2019	1,378,342	2,584.50	2,551.00	2,570.03	LSE
17 July 2019	374,343	2,571.00	2,551.50	2,565.61	BATS (BXE)
17 July 2019	195,850	2,584.50	2,552.00	2,569.99	Chi-X (CXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/948506/17072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

18 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 18 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 July 2019	1,412,866	2,543.00	2,522.50	2,533.15	LSE
18 July 2019	352,736	2,542.00	2,522.50	2,533.14	BATS (BXE)
18 July 2019	201,290	2,542.50	2,523.00	2,533.01	Chi-X (CXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/949147/18072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

19 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 19 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 July 2019	1,415,021	2,548.50	2,520.00	2,533.36	LSE
19 July 2019	307,609	2,542.00	2,520.50	2,532.93	BATS (BXE)
19 July 2019	199,605	2,539.00	2,520.00	2,532.47	Chi-X (CXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/949631/19072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

23 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 23 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
23 July 2019	900,000	2,590.00	2,566.00	2,577.31	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

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Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

24 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 24 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
24 July 2019	1,273,246	2,568.50	2,530.00	2,545.85	LSE
24 July 2019	323,231	2,550.00	2,530.50	2,543.60	BATS (BXE)
24 July 2019	202,165	2,547.50	2,530.00	2,542.87	Chi-X (CXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/951646/24072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

25 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 25 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 July 2019	782,353	2,562.50	2,528.50	2,545.16	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/952262/25072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

26 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 26 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 July 2019	1,265,000	2,561.00	2,534.50	2,548.98	LSE

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/952776/26072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

29 July 2019

Royal Dutch Shell plc (the ‘Company’) announces that on 29 July 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid (GBp)	Lowest price paid (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 July 2019	1,261,328	2,610.00	2,544.50	2,584.55	LSE
29 July 2019	35,997	2,574.50	2,552.50	2,564.35	BATS (BXE)

These share purchases form part of the fourth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fourth tranche of its share buyback programme on May 2, 2019.

In respect of this programme, J.P. Morgan Securities plc will make trading decisions in relation to the Company’s securities independently of the Company for a period from May 2, 2019 up to and including July 29, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by J.P. Morgan Securities plc on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/953542/29072019_Shell_RNS_JPM.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: August 1, 2019